

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re: Conn's, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-50421**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Board Nominees, page 4

1. You disclose that in recommending the director nominees your nominating committee considered the experience, qualifications, attributes and skills of each of the nominees as described under the heading "Board of Directors; Board Nominees" beginning on page 7 of your proxy statement and the requirements and qualifications discussed under the heading "Board of Directors; Nominating Policies" on page 9 of your proxy statement. We reviewed your disclosure under those headings and were unable to locate your disclosure regarding each director nominee's specific experience, qualifications, attributes, or skills that led you to conclude that he should serve as your director as required by Item 401(e)(1) of Regulation S-K. Please explain to us, and confirm you will disclose on an individual basis in future filings, how the experience, qualifications, attributes, or skills of each of your director nominees uniquely qualifies him to be a director in light of your business and structure. For additional guidance, please also refer to the Regulation S-K Compliance and Disclosure Interpretations of the Division of

Corporation Finance, Question and Answer 116.05, available at
www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Discussion and Analysis, page 12

2. Please disclose how decisions regarding particular components of your compensation
program fit into your overall compensation objectives and affect decisions regarding
other elements. Please refer to Item 402(b)(1)(vi) of Regulation S-K. You provide
disclosure describing the base salary and bonus elements of compensation but we were
unable to locate disclosure describing your stock option compensation component. In
this regard, you disclose in your grants of plan-based awards table on page 20 that in your
last completed fiscal year you granted stock options to each named executive officer
other than Thomas J. Frank, Sr. As a general matter, your disclosure lacks quantitative or
qualitative discussion of the analyses that underlie the Compensation Committee's
decisions to make stock option awards and how decisions regarding each type of award
motivate the Committee to award other forms of compensation. Please revise your
Compensation Discussion and Analysis to explain and place in context the relationship
between equity incentive compensation and other forms of pay and why determinations
with respect to one element may or may not have influenced the Committee's decisions
with respect to other awards. Please also include a discussion of your policy for
allocating between long-term and currently paid out compensation and your policy for
allocating between cash and non-cash compensation. Please refer to Items 402(b)(1)(v),
402(b)(2)(i) and 402(b)(2)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Timothy L. Frank
Conn's, Inc.
September 9, 2010
Page 3

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director